Exhibit 99.1

1441 Creekside Dr, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

cardiome’s Partner sTEADYMED RECEIVES FAVOURABLE RULING in its USPTO Inter partes review

Vancouver, Canada, April 3, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) updated today that its partner, SteadyMed Therapeutics (NASDAQ: STDY), announced a favourable outcome of its Inter Partes Review (IPR) by the Patent Trial and Appeal Board (PTAB) of the United States Patent Trademark Office (USPTO). The IPR was accessing the validity of U.S. Patent No. 8,497,393 (the '393 patent) owned by United Therapeutics (NASDAQ: UTHR). In its ruling, the PTAB found all 22 claims of the ‘393 patent were unpatentable. The IPR ruling verdict applies only to the ‘393 patent, which is only relevant within the United States and therefore is not directly related to Cardiome’s license of Trevyent for markets outside of the United States. Cardiome does not believe that an equivalent patent has been granted in Europe. United Therapeutics may appeal the verdict.

SteadyMed provided background on the ruling within its March 31, 2017 release: “The IPR was instituted by PTAB in April 2016 after SteadyMed challenged the '393 patent's validity. The '393 patent claims a product made by a process to further purify prostacyclin derivatives, such as treprostinil. Treprostinil is the active pharmaceutical ingredient used in United Therapeutics' Remodulin® and SteadyMed's lead drug candidate, Trevyent, which is in development for the treatment of Pulmonary Arterial Hypertension (PAH).”

Commenting on the decision, David Dean, Cardiome’s VP Business Development said “We are pleased to see this news from SteadyMed as it should facilitate Trevyent’s regulatory and commercial pathway in the United States. While Cardiome has no economic interest in Trevyent within the United States, and we do not believe that a similar patent exists in the territories we have licensed from SteadyMed, Trevyent’s success in the United States can only benefit Trevyent within Cardiome’s territories.”

In addition, within its press release on March 31, 2017, SteadyMed maintained its guidance that it currently expects to file Trevyent’s New Drug Application (NDA) with the US Food and Drug Administration (FDA) by the end of the second quarter of 2017. Cardiome currently expects to file for European Medicines Agency (EMA) approval of Trevyent during 2017.

About Pulmonary Arterial Hypertension

Pulmonary arterial hypertension is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient's pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as the market-leading prostacyclin PAH therapy, Remodulin® (treprostinil sodium), which is produced by United Therapeutics Corporation. The annual cost of Remodulin is reported to be between approximately $125,000 and $175,000 per patient and United Therapeutics reported Remodulin revenues of $602 million in 2016.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
David Dean

Cardiome Business Development and Investor Relations

(604) 677-6905 ext 311 or Toll Free: 1-800-330-9928

Email: ddean@cardiome.com

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